UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
Commission File Number:  001-13382
KINROSS GOLD CORPORATION
(Translation of registrant's name into English)

17th Floor, 25 York Street,
Toronto, Ontario  M5J 2V5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b:

This Current Report on Form 6-K, dated February 16, 2011 is specifically incorporated by reference into Kinross Gold Corporation's Registration Statement on Form S-8 (Registration No. 333-141896), filed on April 4, 2007.

____

This report on Form 6-K is being furnished for the sole purpose of providing a copy of press releases dated February 16, 2011 in which the Company announced results for the fourth quarter and full-year ended December 31, 2010 and announced the payment of a dividend.

INDEX

Table of Contents

SIGNATURES
EXHIBIT INDEX
99.1	Press release dated February 16, 2011
99.2	Press release dated February 16, 2011

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION

Signed:/Shelley M. Riley

Vice President, Administration and
Corporate Secretary

February 16, 2011